Exhibit 3.42

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

DIRECT HOLDINGS U.S. CORP.

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Direct Holdings U.S. Corp., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1.                                       The name of the corporation is Direct Holdings U.S. Corp, (the “Corporation”) and the name under which the corporation was originally incorporated is Zamfir Holdings, Inc.  The date of filing of its original Certificate of Incorporation with the Secretary of State was December 17, 2003.

2.                                       This Amended and Restated Certificate of Incorporation restates and integrates and further amends the Certificate of Incorporation, as amended, of this Corporation by increasing the authorized shares of common stock, par value $0.01 per share of the Corporation from 1,000 to 300,000 and by effecting a 20,000-for-one stock split of the issued and outstanding common stock of the Corporation.

3.                                       This Amended and Restated Certificate of Incorporation was duly adopted by unanimous written consent of the stockholders in accordance with the applicable provisions of Section 228, 242 and 245 of the General Corporation Law of the State of Delaware.

4.                                       The text of the Certificates of Incorporation, as amended heretofore, is further amended and restated hereby to read as herein set forth in full:

FIRST.                                                           The name of the corporation is Direct Holdings U.S. Corp. (the “Corporation”).

SECOND.                                            The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.  The name of its registered agent at such address is The Corporation Trust Company.

THIRD.                                                       The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH.                                           The total number of shares of stock which the Corporation shall have authority to issue is 300,000 shares of common stock, par value $0.01 per share (“Common Stock”).  Effective at the time of filing with the Secretary of State of the State of Delaware of this Amended and Restated Certificate (the “Stock Split Effective Time”), each share of the Corporation’s Common Stock issued and outstanding immediately prior thereto (“Old Common Stock”), shall automatically, without further action on the part of the Corporation or any holder of such Old Common Stock, be reclassified as and shall become twenty thousand (20,000) new validly issued, fully paid and nonassessable shares of the Corporation’s Common Stock.  The reclassification of the Old Common Stock into Common Stock will be deemed to occur at the Stock Split Effective Time.

FIFTH.                                                          The board of directors of the Corporation, acting by majority vote, is expressly authorized to adopt, amend or repeal the bylaws of the Corporation.

SIXTH.                                                        Except as otherwise provided by the Delaware General Corporation Law as the same exists or may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.  Any repeal or modification of this Article SEVENTH shall not adversely affect any right or protection of a director existing at the time of such repeal or modification.

IN WITNESS WHEREOF, said Direct Holdings U.S. Corp has caused this certificate to be signed by Randolph Elkins, its Secretary this 18th day of October, 2004.

DIRECT HOLDINGS U.S. CORP.

By:	/s/ Randolph Elkins
Name:	Randolph Elkins
Title:	Secretary